Exhibit 8.1

August 23, 2017

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Ladies and Gentlemen:

We have acted as tax advisor to Fidelity National Financial, Inc., a Delaware corporation (“FNF”), in connection with (i) the proposed contribution and spin-off (“Spin-Off”), as defined and described in the Reorganization Agreement dated as of June 8, 2017 (the “Agreement”) among FNF and New BKH Corp., a Delaware corporation (“New BKH”) and (ii) the preparation and filing of New BKH’s Registration Statement on Form S-1 (the “Registration Statement”), which includes a Prospectus (the “Prospectus”), filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).  This letter sets forth our opinion concerning certain U.S. federal income tax consequences of the Spin-Off.

FNF has received a private letter ruling (the “IRS Ruling”) from the Internal Revenue Service (the “Service”) regarding certain aspects of the Spin-Off.

Our opinion is based on the facts, assumptions and representations as to factual matters outlined herein or in the Agreement, representation letters to be provided to us by FNF and New BKH (the “Representation Letters”) or in such other documents set forth below as we deemed appropriate to review in order to render our opinion:

•                  The request for private letter rulings submitted by FNF to the Service (including all exhibits or attachments thereto), as supplemented and amended;

•                  Letter from J.P. Morgan Securities LLC regarding the business purposes for the Spin-Off;

•                  The Registration Statement; and

•                  The separation agreements (including all schedules, exhibits or other attachments thereto) attached hereto (collectively, with the documents referred to in the preceding bullets and the Representation Letters, the “Transaction Documents”), as well as such other documents and records as we have deemed necessary or appropriate as a basis for the tax opinion set forth below.

For purposes of rendering our opinion, we have assumed that such statements, representations, warranties and information set forth in the Transaction Documents are true, correct and complete, and that such covenants will be complied with, in each case, without regard to any qualification as to knowledge, belief, intent or otherwise. Our opinion assumes and is expressly conditioned on, among other things, the statements, representations, warranties, covenants and information made by representatives of FNF and its subsidiaries, including those set forth in the Transaction Documents, as well as on the continuing validity and effectiveness of the IRS Ruling as of the date hereof and at all relevant times in the future.

Our opinion is based on an analysis of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, and other relevant authorities as of the date of this letter, and represents our interpretations of such authorities.  The foregoing are subject to change, and such change could have retroactive effect such that our opinion is no longer valid.  We have assumed no obligation to update our opinion for changes in facts or law occurring after the date of this letter.  Our opinion is only with respect to the specific U.S. federal income tax consequences addressed above and no other federal, state, local or foreign tax matters of any kind were considered.

We hereby confirm that the discussion set forth under the caption “Material U.S. Federal Income Tax Consequences of the Transactions” in the Prospectus insofar as it relates to the material U.S. federal income tax consequences of the Spin-Off to the U.S. holders of FNF Group common stock constitutes our opinion as to the material U.S. federal income tax consequences of the Spin-Off to the U.S. holders of FNF Group common stock, subject to the qualifications set forth in such discussion.  Specifically, it is our opinion that under current U.S. federal income tax law:

•                  Except with respect to the receipt of cash in lieu of fractional shares, no gain or loss should be recognized by (and no amount should otherwise be included in the income of) the FNF Group common shareholders upon the receipt of the New BKH common stock in the Spin-Off (section 355(a)).

•                  Immediately following the Spin-Off, the basis that each FNF Group common shareholder has in a share of FNF common stock before the Spin-Off should be allocated between the share of FNF common stock with respect to which the Spin-Off is made and the share of New BKH stock received with respect to the share of FNF Group common stock in proportion to the fair market value of each in accordance with Treas. Reg. § 1.358-2(a) (section 358(a), (b), and (c)).

•                  The holding period of the New BKH stock received by each FNF Group common shareholder should include the period during which the shareholder held the FNF common stock on which the Spin-Off is made, provided the FNF Group common stock was held as a capital asset on the date of the Spin-Off (section 1223(1)).

•                  A FNF Group common shareholder who receives cash in lieu of a fraction share of New BKH common stock in the Spin-Off should recognize gain or loss measured by the difference between the basis of the fractional share deemed to be received, as determined above, and the amount of cash received (section 1001).  Any gain or loss will be treated as a capital gain or loss, provided the fractional share of stock would be held as capital asset on the date of the (sections 1221 and 1222).

This opinion is being provided to you solely in connection with the Registration Statement.  In accordance with the requirements of Item 601(b)(23) of Regulation S-K under the Securities Act, we hereby consent to the discussion of this opinion in the Prospectus, to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the heading “Material U.S. Federal Income Tax Consequences of the Transactions” in the Prospectus.  In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Yours sincerely,

/s/ Deloitte Tax LLP